HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025 and 2024

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the three and nine months ended September 30, 2025, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2024. The Consolidated Financial Statements have been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./ Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the U.S. This MD&A provides information as at and for the three and nine months ended September 30, 2025, based on information available to management as of November 12, 2025.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2025	2024	Change	2025	2024	Change
Revenues	2,286	2,181	4.8%	6,739	6,358	6.0%
Purchased power	1,080	1,047	3.2%	3,199	3,083	3.8%
Revenues, net of purchased power[1]	1,206	1,134	6.3%	3,540	3,275	8.1%
Operation, maintenance and administration (OM&A) costs	283	283	—%	910	903	0.8%
Depreciation, amortization and asset removal costs	270	261	3.4%	816	772	5.7%
Financing charges	171	154	11.0%	498	456	9.2%
Income tax expense	61	59	3.4%	194	169	14.8%
Net income attributable to the common shareholder of Hydro One	424	374	13.4%	1,120	967	15.8%

Basic and diluted earnings per common share (EPS)	$2,981	$2,629	13.4%	$7,874	$6,798	15.8%

Net cash from operating activities	702	616	14.0%	1,816	1,897	(4.3%)
Funds from operations (FFO)[1]	677	640	5.8%	1,976	1,762	12.1%
Annualized FFO to Net Debt[1]	13.9%	13.7%	0.2%	13.9%	13.7%	0.2%

Capital investments	776	770	0.8%	2,417	2,256	7.1%
Assets placed in-service	574	593	(3.2%)	1,577	1,352	16.6%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	23,080	22,694	1.7%	21,699	21,080	2.9%
Distribution: Electricity distributed to Hydro One customers (GWh)	7,937	7,691	3.2%	24,492	23,274	5.2%

As at	September 30, 2025	December 31, 2024
Net Debt to capitalization ratio[1]	58.1%	57.2%
1     See section “Non-GAAP Financial Measures”.
OVERVIEW
The Company's transmission business consists of the electricity transmission system operated by its subsidiaries, which include Hydro One Networks Inc. (Hydro One Networks), Hydro One Sault Ste. Marie LP, an approximate 80% (2024 - 100%) interest in Chatham x Lakeshore Limited Partnership (CLLP), an approximate 66% interest in B2M Limited Partnership (B2M LP) and an approximate 55% interest in Niagara Reinforcement Limited Partnership (NRLP). The Transmission segment also includes Hydro One Networks’ approximate 48% minority interest in the East-West Tie Limited Partnership (EWT LP) (see section “Other Developments - EWT LP”).
Hydro One’s distribution business consists of the electricity distribution system operated by its subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).
The other segment consists of certain corporate activities and is not rate-regulated.

1

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
For the nine months ended September 30, 2025 and 2024, Hydro One's segments accounted for the Company's total revenues, as follows:

Nine months ended September 30	2025	2024
Transmission	29%	28%
Distribution	71%	72%
When adjusted for the recovery of purchased power costs, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power,1 for the nine months ended September 30, 2025 and 2024 as follows:

Nine months ended September 30	2025	2024
Transmission	55%	54%
Distribution	45%	46%
As at September 30, 2025 and December 31, 2024, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	September 30, 2025	December 31, 2024
Transmission	60%	59%
Distribution	38%	38%
Other	2%	3%
RESULTS OF OPERATIONS
Net Income
Net income attributable to the common shareholder for the quarter ended September 30, 2025 of $424 million is an increase of $50 million, or 13.4%, compared to the same period in 2024. Significant influences on the change in net income attributable to the common shareholder include:
•higher revenues, net of purchased power,1 primarily resulting from an increase in transmission and distribution revenues due to Ontario Energy Board (OEB)-approved 2025 rates, and higher average monthly peak demand.
•higher depreciation, amortization and asset removal costs primarily due to higher depreciation due to the growth in capital assets, partially offset by lower asset removal costs compared to the prior year.
•higher financing charges attributable to an increase in long-term debt outstanding, partially offset by higher capitalized interest.
•higher income tax expense primarily resulting from higher pre-tax earnings, partially offset by higher deductible timing differences.
Net income attributable to the common shareholder for the nine months ended September 30, 2025 of $1,120 million is $153 million, or 15.8%, higher than the same period in 2024. Year-to-date results were impacted by similar factors as noted above, as well as higher energy consumption.
Revenues

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2025	2024	Change	2025	2024	Change
Transmission	681	630	8.1%	1,939	1,766	9.8%
Distribution	1,605	1,551	3.5%	4,800	4,592	4.5%
Total revenues	2,286	2,181	4.8%	6,739	6,358	6.0%

Transmission	681	630	8.1%	1,939	1,766	9.8%
Distribution revenues, net of purchased power[1]	525	504	4.2%	1,601	1,509	6.1%
Total revenues, net of purchased power[1]	1,206	1,134	6.3%	3,540	3,275	8.1%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	23,080	22,694	1.7%	21,699	21,080	2.9%
Distribution: Electricity distributed to Hydro One customers (GWh)	7,937	7,691	3.2%	24,492	23,274	5.2%
1 See section “Non-GAAP Financial Measures”.
1 See section “Non-GAAP Financial Measures”.

2

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
Transmission Revenues
Transmission revenues increased by 8.1% compared to the quarter ended September 30, 2024, primarily due to:
•higher average monthly peak demand;
•higher revenues resulting from OEB-approved 2025 rates; and
•CLLP revenues following the in servicing of the transmission line in the fourth quarter of 2024.
Transmission revenues increased by 9.8% compared to the nine months ended September 30, 2024, primarily due to similar factors noted above.
Distribution Revenues
Distribution revenues increased by 3.5% compared to the quarter ended September 30, 2024, primarily due to:
•higher purchased power costs, which are fully recovered from ratepayers and thus net income neutral;
•higher revenues resulting from OEB-approved 2025 rates; and
•higher external revenues related to the recovery of storm-related costs incurred on behalf of third parties, which are offset by a corresponding increase to OM&A and therefore net income neutral.
Distribution revenues increased by 4.5% compared to the nine months ended September 30, 2024, primarily due to similar factors noted above as well as higher energy consumption.
Distribution revenues, net of purchased power,2 increased by 4.2% and 6.1% compared to the three and nine months ended September 30, 2024, primarily due to the reasons noted above.
OM&A Costs

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2025	2024	Change	2025	2024	Change
Transmission	112	119	(5.9%)	379	362	4.7%
Distribution	165	156	5.8%	511	521	(1.9%)
Other	6	8	(25.0%)	20	20	—%
	283	283	—%	910	903	0.8%
Transmission OM&A Costs
Transmission OM&A costs were 5.9% lower than the quarter ended September 30, 2024, primarily due to:
•lower work program expenditures, including vegetation management expenditures; partially offset by
•higher corporate support costs.
Transmission OM&A costs were 4.7% higher than the nine months ended September 30, 2024, primarily due to:
•higher corporate support costs; and
•lower insurance proceeds received in the second quarter compared to the prior year; partially offset by
•lower work program expenditures, including vegetation management expenditures.
Distribution OM&A Costs
Distribution OM&A costs were 5.8% higher than the quarter ended September 30, 2024, primarily due to:
•higher corporate support costs attributable to lower capitalized overheads;
•higher bad debt expense; and
•costs related to the storm in March that were recovered from third parties and are offset in revenue, therefore net income neutral; partially offset by
•lower work program expenditures, mainly due to vegetation management expenditures.
Distribution OM&A costs were 1.9% lower than the nine months ended September 30, 2024, primarily due to:
•lower work program expenditures, mainly due to vegetation management expenditures; and
•lower fuel costs of Hydro One Remotes, which are fully recovered through revenue and therefore net income neutral; partially offset by
•costs related to the storm in March that were recovered from third parties and are offset in revenue, therefore net income neutral; and
•higher corporate support costs attributable to lower capitalized overheads.
2 See section “Non-GAAP Financial Measures”.

3

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
Depreciation, Amortization and Asset Removal Costs
Depreciation, amortization and asset removal costs increased by $9 million for the three months ended September 30, 2025, compared to the same period in 2024, primarily due to the growth in capital assets as the Company continues to place new assets in-service, partially offset by lower asset removal costs.
Depreciation, amortization and asset removal costs increased by $44 million for the nine months ended September 30, 2025, compared to the same period in 2024, primarily due to the growth in capital assets as the Company continues to place new assets in-service, and higher assets removal costs resulting from storm restoration efforts in the second quarter of 2025, partially offset by lower amortization of regulatory assets.
Financing Charges
Financing charges increased by $17 million and $42 million for the three and nine months ended September 30, 2025, respectively, primarily due to an increase in outstanding long-term debt and higher weighted-average interest rates, partially offset by higher capitalized interest.
Income Tax Expense
Income tax expense of $61 million for the three months ended September 30, 2025, compares to $59 million for the same period in 2024. The $2 million year-over-year increase was primarily due to:
•higher pre-tax earnings; partially offset by
•higher deductible timing differences compared to the prior year.
Income tax expense of $194 million for the nine months ended September 30, 2025, compares to $169 million for the same period in 2024. The $25 million year-over-year increase was primarily due to similar factors to those noted above.
The Company realized an effective tax rate of approximately 12.5% and 14.7% for the three and nine months ended September 30, 2025, respectively, compared to approximately 13.5% and 14.8% in the same periods of 2024. The decrease of 1.0% and 0.1% in the respective periods was primarily attributable to the factors noted above.
SHARE CAPITAL
Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of Hydro One's Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, the Company’s financial condition and forecast cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends, and other factors that the Board may consider relevant. As at November 12, 2025, Hydro One had 142,239 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. As at November 12, 2025, the Company had no preferred shares issued and outstanding.
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
Revenues	2,286	2,056	2,397	2,089	2,181	2,019	2,158	1,966
Purchased power	1,080	899	1,220	1,060	1,047	940	1,096	990
Revenues, net of purchased power[1]	1,206	1,157	1,177	1,029	1,134	1,079	1,062	976
Net income attributable to the common shareholder	424	334	362	207	374	296	297	181

Basic and diluted EPS	$2,981	$2,348	$2,545	$1,455	$2,629	$2,081	$2,088	$1,273

Earnings coverage ratio[1]	2.9	2.9	2.9	2.8	2.8	2.8	2.8	2.9
1    See section “Non-GAAP Financial Measures”.

Variations in revenues and net income attributable to the common shareholder over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.

4

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2025	2024	Change	2025	2024	Change
Transmission	256	323	(20.7%)	590	677	(12.9%)
Distribution	318	270	17.8%	987	675	46.2%
Total assets placed in-service	574	593	(3.2%)	1,577	1,352	16.6%

Transmission Assets Placed In-Service
Transmission assets placed in-service decreased by $67 million, or 20.7%, for the quarter ended September 30, 2025, compared to the same period in 2024, primarily due to:
•timing of assets placed in-service for station refurbishments and replacements primarily related to the Middleport Transmission Station, the Cherrywood Transmission Station, and the Lennox Transmission Station;
•customer connection project at the Windsor NextStar Transmission Station; and
•investments placed in-service for the Network Management System; partially offset by
•investments placed in-service in Sault Ste. Marie for the Sault #3 Circuit.
Transmission assets placed in-service decreased by $87 million, or 12.9%, for the nine months ended September 30, 2025, compared to the same period in 2024, primarily due to similar factors noted above as well as lower volume of line refurbishments; partially offset by investments placed in-service at South Middle Road Transmission Station; and investments placed in-service at the Orillia Distribution Warehouse.
Distribution Assets Placed In-Service
Distribution assets placed in-service increased by $48 million, or 17.8%, for the quarter ended September 30, 2025, compared to the same period in 2024, primarily due to:
•assets placed in-service for the Advanced Metering Infrastructure (AMI) 2.0 system; and
•timing of investments placed in-service for system capability reinforcement projects; partially offset by
•lower volume of wood pole replacements;
•lower volume of work on customer connections; and
•timing of investments placed in-service for information technology initiatives.
Distribution assets placed in-service increased by $312 million, or 46.2%, for the nine months ended September 30, 2025, compared to the same period in 2024, primarily due to similar factors noted above, as well as higher volume of storm-related asset replacements; and investments placed in-service for the Orillia Distribution Warehouse and the Orillia Operation Centre.

5

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
Capital Investments
The following table presents Hydro One’s capital investments during the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2025	2024	Change	2025	2024	Change
Transmission
Sustaining	293	338	(13.3%)	842	941	(10.5%)
Development	187	104	79.8%	557	353	57.8%
Other	39	19	105.3%	69	90	(23.3%)
	519	461	12.6%	1,468	1,384	6.1%
Distribution
Sustaining	124	136	(8.8%)	564	402	40.3%
Development	107	145	(26.2%)	303	383	(20.9%)
Other	26	28	(7.1%)	82	87	(5.7%)
	257	309	(16.8%)	949	872	8.8%
Total capital investments	776	770	0.8%	2,417	2,256	7.1%

Transmission Capital Investments
Transmission capital investments increased by $58 million, or 12.6%, in the third quarter of 2025 compared to the third quarter of 2024, primarily due to:
•investments in the Waasigan Transmission Line Project and the St. Clair Transmission Line Project; partially offset by
•investments in the Orillia Distribution Warehouse.
Transmission capital investments increased by $84 million, or 6.1%, in the nine months ended September 30, 2025, compared to the same period in 2024, primarily due to similar factors noted above, partially offset by lower volume of station refurbishments and equipment replacements; lower volume of line refurbishments and wood pole replacements; and lower spend on major development projects.
Distribution Capital Investments
Distribution capital investments decreased by $52 million, or 16.8%, in the third quarter of 2025 compared to the third quarter of 2024, primarily due to:
•lower volume of wood pole replacements;
•lower spend on system capability reinforcement projects;
•investments in the Orillia Operation Centre, Orleans Operation Centre, and Orillia Distribution Warehouse; and
•lower volume of work on customer connections; partially offset by
•investments in Ontario’s broadband initiative.
Distribution capital investments increased by $77 million, or 8.8%, in the nine months ended September 30, 2025, compared to the same period in 2024, primarily due to:
•higher spend on storm-related asset replacements; and
•investments in Ontario’s broadband initiative; partially offset by
•lower volume of wood pole replacements;
•lower spend on system capability reinforcement projects;
•investments in the Orillia Operation Centre, Orleans Operation Centre, and Orillia Distribution Warehouse; and
•lower spend on customer connections.

6

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at September 30, 2025:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost[1]	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Centennial Transmission Station[2]	Southwestern Ontario	New transmission station and connection	2025	229	150
Islington Transmission Station	Toronto Southern Ontario	New transmission station and connection	2025	109	96
Waasigan Transmission Line[3]	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line and station expansion	2027	1,200	389
Holt Transmission Station	Bowmanville Central Ontario	New transmission station and connection	2027	137	20
St. Clair Transmission Line[4]	Southwestern Ontario	New transmission line and station expansion	2028	472	196
Keith Intertie Upgrade	Windsor Southwestern Ontario	Transmission station upgrade	2028	109	8
Longwood to Lakeshore Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	34
Durham Kawartha Power Line[6,7]	Eastern Ontario	New transmission line and station expansion	TBD	TBD	18
Northeast Power Line[6,7]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	16
North Shore Link[6,7]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	14
Wawa Timmins Power Line[6,7]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	5
Second Longwood to Lakeshore Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	2
Lakeshore to Windsor Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	1
Sustainment Projects:
Bruce B Switching Station Circuit Breaker Replacement[8]	Tiverton Southwestern Ontario	Station sustainment	2025	185	178
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	184	169
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	149
Esplanade x Terauley Underground Cable Replacement	Toronto Southern Ontario	Line sustainment	2026	117	90
Bridgman Transmission Station Refurbishment	Toronto Southern Ontario	Station sustainment	2026	108	90
Bruce A Transmission Station Switchyard Replacement	Tiverton Southwestern Ontario	Station sustainment	2027	555	404
Otto Holden Transmission Station Refurbishment	Mattawa Northeast Ontario	Station sustainment	2028	128	58
Merivale Transmission Station Replacement and Upgrades[9]	Ottawa Eastern Ontario	Station sustainment and upgrade	2029	271	160
Synchronous Optical Network Telecommunication Replacement	Ontario	Telecommunication sustainment	2029	137	14
Essa Transmission Station Circuit Breaker Replacement	Barrie Central Ontario	Station sustainment	2030	116	5
1 Estimated costs are presented gross of any potential contribution from external parties.
2 This Project is part of a two-phase project, which includes the construction of a transmission station and a transmission line to meet the needs of, and is anticipated to be largely funded by, an industrial customer. Phase 1 of the Centennial Transmission Station Project includes a new transmission station in St. Thomas and an approximately 2 km, 230 kV double-circuit transmission line between the new transmission station and an existing transmission station in the city. This phase of the project is anticipated to be in service by the end of 2025. Scope and timing of the second phase, an approximately 20 km, 230 kV double-circuit transmission line from London to St. Thomas, is currently under review.
3 The Waasigan Transmission Line Project includes construction of new transmission lines as well as station enhancements to support energization of the new lines. The estimated cost relates to the development and construction phases of the project and the anticipated in-service date reflects anticipated completion in 2027. The first phase of the project is anticipated to be in-serviced in 2026.
4 The St. Clair Transmission Line Project includes the line and associated facilities.
5 The capital cost to date relates to costs incurred in the development phase of the project. The scope and timing of these Southwestern Ontario transmission reinforcement projects are currently under review. The Independent Electricity System Operator (IESO) has recommended a target in-service date by 2032 for the Lakeshore to Windsor Transmission Line.
6 The capital cost to date relates to costs incurred in the development phase of the project. The scope and timing of these Northeastern and Eastern Ontario transmission reinforcements are currently under review. The Wawa Timmins Power Line was previously referred to as the Wawa to Porcupine Transmission Line.
7 The IESO has recommended a target in-service date of 2030 for the Wawa Timmins Power Line, and of 2029 for the Northeast Power Line, North Shore Link, and the Durham Kawartha Power Line.
8 Major portions of the Bruce B Switching Station Circuit Breaker Replacement were completed and placed in-service.
9 The coordinated project includes both an asset replacement and station expansion. The anticipated in-service dates are between 2026 to 2029.

7

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework. The Company includes projects when there is a high degree of confidence that the project will go forward and when there is a thorough estimate of the expected expenditures.
The forecast below does not include the impact of restoration costs associated with a severe storm that began on March 28, 2025 causing significant damage to system infrastructure and outages to customers in the central and eastern regions of the Province, with restoration efforts continuing into the second quarter. On April 29, 2025, the Company notified the OEB that it intended to submit a Z-Factor application to seek recovery of costs incurred for this storm. On August 28, 2025, the Company submitted the Z-Factor application. The application seeks recovery of approximately $225 million in storm-related costs, including capital and asset removal costs. The forecast is expected to be updated pending the outcome of that application.
The following tables summarize Hydro One’s annual projected capital investments for 2025 to 2027 by business segment and by category:

By business segment: (millions of dollars)	2025	2026	2027
Transmission[1]	2,284	1,760	1,375
Distribution	1,225	1,061	912
Total capital investments[2]	3,509	2,821	2,287

By category: (millions of dollars)	2025	2026	2027
Sustainment	1,733	1,359	1,065
Development[1]	1,559	1,311	1,084
Other[3]	217	151	138
Total capital investments[2]	3,509	2,821	2,287
1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan approved by the OEB in the JRAP decision.
2 Since the first quarter of 2022, the Minister of Energy and Electrification (formerly the Minister of Energy) (Minister) has directed the OEB to amend Hydro One Networks’ transmission licence to require it to develop and seek approvals for eight priority transmission lines in Ontario. The future capital investments presented do not include capital expenditures, nor development costs, associated with the following three priority Southwestern Ontario transmission line projects: Longwood to Lakeshore Transmission Line, Second Longwood to Lakeshore Transmission Line, and Lakeshore to Windsor Transmission Line; nor the following four priority Northeastern and Eastern Ontario transmission line projects: North Shore Link, Northeast Power Line, Durham Kawartha Power Line, and Wawa to Porcupine Transmission Line (see section “Other Developments - Supporting Critical Transmission Infrastructure in Northeastern and Eastern Ontario”). Hydro One is currently evaluating the scope and timing of these seven lines.
3 “Other” capital expenditures include investments in fleet, real estate, information technology, and operations technology and related functions.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2025	2024	2025	2024
Net cash from operating activities	702	616	1,816	1,897
Net cash from financing activities	459	336	490	643
Net cash used in investing activities	(827)	(799)	(2,614)	(2,323)
Net change in cash and cash equivalents	334	153	(308)	217
Net cash from operating activities
Net cash from operating activities increased by $86 million for the three months ended September 30, 2025, compared to the same period in 2024. The increase was impacted by various factors, including the following:
•higher pre-tax earnings; and
•increase in net working capital deficiency primarily attributable to timing differences in the settlement of receivables and payables, and lower receivables from the IESO due to lower transmission revenues, partially offset by changes in accrued liabilities and lower unearned revenue related to capital contributions.

8

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
Net cash from operating activities decreased by $81 million for the nine months ended September 30, 2025, compared to the same period in 2024. The decrease was mainly attributable to:
•decrease in net working capital deficiency primarily attributable to changes in accrued liabilities and lower unearned revenue related to capital contributions, lower cost of power payable to the IESO driven by lower commodity rates charges, and timing differences in the settlement of receivables, partially offset by changes in prepaid expenses; partially offset by
•higher pre-tax earnings; and
•changes in regulatory account balances.
Net cash from financing activities
Net cash from financing activities increased by $123 million and decreased by $153 million for the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024. This was impacted by various factors, including the following:
Sources of cash
•the Company received proceeds of $1,895 million and $5,035 million from the issuance of short-term notes in the three and nine month periods ended September 30, 2025, respectively, compared to $705 million and $2,300 million received in the same periods last year.
•the Company issued $1,099 million of long-term debt in the three and nine months ended September 30, 2025, compared to $1,216 and $2,016 million issued in the same periods last year.
Uses of cash
•the Company repaid $2,335 million and $4,300 million of short-term notes in the three and nine month periods ended September 30, 2025, respectively, compared to $1,375 million and $2,370 million repaid in the same periods last year.
•the Company repaid $750 million of long-term debt in the nine month period ended September 30, 2025, compared to $700 million paid in the same period last year. The Company did not repay any long-term debt in the third quarter of either year.
•common share dividends paid in the three and nine month periods ended September 30, 2025 were $199 million and $593 million, respectively, compared to dividends of $203 million and $566 million paid in the same periods last year.
Net cash used in investing activities
Net cash used in investing activities increased by $28 million and $291 million for the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024. The increase in the third quarter was primarily due to higher capital investments. The year-to-date period reflects the investment in EWT LP (see section “Other Developments - EWT LP”), and higher capital investments, partially offset by lower additions to future use assets. See section “Capital Investments” for comparability of capital investments made by the Company during the three and nine months ended September 30, 2025 compared to the prior year.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO,3 Hydro One’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
As at September 30, 2025, Hydro One had $933 million in commercial paper borrowings outstanding, compared to $200 million outstanding at December 31, 2024. The Company also has committed, unsecured, and revolving credit facilities (Operating Credit Facilities) with a total available balance of $3,050 million as at September 30, 2025. The Operating Credit Facilities include a pricing adjustment which can increase or decrease Hydro One’s cost of borrowing based on its performance on certain sustainability performance measures, which are related to Hydro One's sustainability goals. On June 1, 2025, Hydro One extended the maturity date of the Operating Credit Facilities from 2029 to 2030. No amounts were drawn on the Operating Credit Facilities as at September 30, 2025 or December 31, 2024. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO3 are expected to be sufficient to fund the Company’s operating requirements.
As at September 30, 2025, the Company had long-term debt outstanding in the principal amount of $17,420 million. The long-term debt issued by Hydro One has been issued under its Medium-Term Note (MTN) Program, as further described below. The Company's total long-term debt consists of notes and debentures that mature between 2025 and 2064, and as at September 30, 2025, had a weighted-average term to maturity of approximately 13.9 years (December 31, 2024 - 13.9 years) and a weighted-average coupon rate of 4.3% (December 31, 2024 - 4.3%).
3 See section “Non-GAAP Financial Measures”.

9

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
In February 2024, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which expires in March 2026.
On August 18, 2025, Hydro One filed a short form base shelf prospectus (HOI U.S. Debt Shelf Prospectus) with securities regulatory authorities in Canada and the U.S. The HOI U.S. Debt Shelf Prospectus allows Hydro One Inc. to offer, from time to time in one or more public offerings, U.S. debt securities, during the 25-month period ending on September 18, 2027. As at September 30, 2025, no securities have been issued under the HOI U.S. Debt Shelf Prospectus.
Compliance
As at September 30, 2025, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at September 30, 2025 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	17,420	1,325	750	1,900	13,445
Long-term debt - interest payments	10,636	735	1,388	1,301	7,212
Short-term notes payable	933	933	—	—	—
Pension contributions[1]	458	88	167	180	23
Outsourcing and other agreements	230	64	89	65	12
Environmental and asset retirement obligations	97	15	5	3	74
Lease obligations	45	15	25	4	1
Long-term software/meter agreement	19	11	4	4	—
Total contractual obligations	29,838	3,186	2,428	3,457	20,767

Other commercial commitments (by year of expiry)
Operating Credit Facilities	3,050	—	—	3,050	—
Letters of credit[2]	168	168	—	—	—
Guarantees[3]	475	475	—	—	—
Total other commercial commitments	3,693	643	—	3,050	—
1 Contributions to the Hydro One Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2024 and filed on September 23, 2025.
2 Letters of credit consist of $153 million letters of credit related to retirement compensation arrangements, an $8 million letter of credit provided to the IESO for prudential support, and $7 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
REGULATION
OEB Cost of Capital Policy Review
On March 6, 2024, the OEB commenced a hearing on its own motion to consider the methodology for determining the values of the cost of capital parameters and deemed capital structure to be used in the rate-setting process, as well as the methodology for determining the OEB’s prescribed interest rates and matters related to the Incremental Cloud Computing Implementation Costs deferral account, including what type of interest rate, if any, should apply to the account. On March 27, 2025, the OEB issued its Decision and Order, issuing new cost of capital parameters and confirming that the new cost of capital parameters will take effect at a utility’s next rebasing rate application. The OEB’s approach for deemed capital structure remained unchanged at 40% equity and 60% debt, for transmission and distribution electricity utilities. The OEB also concluded that the prescribed interest rate for deferral and variance accounts will continue to apply to the Incremental Cloud Computing Implementation Costs deferral account, and that each utility, in its next rebasing rate application, can propose the treatment of any future cloud solutions during the rate term, which could include a new cloud solution deferral account. If no proposal is made during that rebasing rate application, the account will be closed.

10

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
Extended Horizons Variance Account
On March 20, 2025, the OEB established a generic deferral and variance account, effective November 18, 2024. This variance account allows rate-regulated electricity distributors to record the incremental revenue requirement impacts resulting from reductions in the forecasted customer capital contributions embedded in distribution rates related to the OEB’s amendments to the Distribution System Code in December, 2024, which extend the connection horizon and revenue horizon for certain customer connections. The Company has not recorded any amounts in this account as at September 30, 2025.
Building Broadband Faster Act, 2021
In March 2021, the Province of Ontario (Province) introduced Bill 257, Supporting Broadband and Infrastructure Expansion Act, 2021, to create a new act entitled the Building Broadband Faster Act, 2021 (BBFA) that is aimed at supporting the timely deployment of broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257 received Royal Assent on April 12, 2021. Bill 257 amended the Ontario Energy Board Act, 1998 (OEBA) to provide the Province with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes. The BBFA Guideline and two regulations informing the legislative changes were also published in 2021, with a third regulation on annual wireline attachment rate for telecommunications carriers issued in December 2021. The most recent Order and Decision from the OEB adjusts the annual wireline attachment rate to $39.14 per attacher per pole, effective January 1, 2025.
In March 2022, the Province introduced Bill 93 (Getting Ontario Connected Act, 2022). Bill 93 received Royal Assent on April 14, 2022. Bill 93 amends the BBFA to ensure that organizations that own underground utility infrastructure near a designated high-speed internet project provide timely access to their infrastructure data, which would allow internet service providers to quickly start work on laying down underground high-speed internet infrastructure.
A regulation regarding electricity infrastructure and designated broadband projects under the OEBA (O.Reg. 410/22) came into force on April 21, 2022. On July 7, 2022, the OEB established a deferral account for rate-regulated distributors to record incremental costs associated with carrying out activities pertaining to designated broadband projects. In September 2022, the Company launched its choice-based operating model to provide internet service providers with choices on how to access the Company’s infrastructure in order to effectively execute designated broadband projects. On March 28, 2023, the Province amended the OEBA (O.Reg. 410/22) with respect to performance timelines associated with designated broadband projects.
On August 14, 2023, the third edition of the BBFA Guideline was issued with amendments providing additional guidance to support the implementation of legislative and regulatory requirements, including a framework to support cost sharing for pole attachments and make-ready work.
The Company has developed and adapted an appropriate management framework that meets the government’s objectives, including arrangements to sustain the Company’s revenues and recovery of reasonable associated costs.
On October 31, 2024, the Ministry of Infrastructure announced that it has developed a program to deliver up to $400 million in subsidies to internet service providers (ISPs) for work associated with designated broadband projects. The program is intended to enable ISPs to successfully and safely attach their material and equipment to the Company’s poles to bring connectivity to rural communities as part of a designated broadband project. A portion of the subsidies will be used to reimburse Hydro One Networks on behalf of ISPs for their share of enablement costs incurred to facilitate the program to date (see section “Related Party Transactions”).
On November 1, 2025, the Province amended the OEBA (O.Reg. 410/22), implementing a monthly capacity target of poles ready for deployment and extending the performance timelines associated with the designated broadband projects. Hydro One Networks must complete its share of the work before July 1, 2028.
Affordable Energy Act, 2024 and Ontario Integrated Energy Plan
In January 2024, the Electrification and Energy Transition Panel, an advisory body to the Province, released its report outlining a roadmap for Ontario’s transition to a clean energy economy. In October 2024, the Province released its vision for Ontario’s energy sector, Ontario’s Affordable Energy Future, outlining key objectives to meet growing electricity demand in Ontario. This vision was intended to help guide the Province’s first integrated energy plan (IEP), among other initiatives. In support, Bill 214, Affordable Energy Act, 2024, was introduced and subsequently received Royal Assent on December 4, 2024. The Affordable Energy Act, 2024 amended various statutes, including the Electricity Act and the OEBA, providing a legislative framework to replace the Province’s long-term energy plans (including the 2017 Long-Term Energy Plan), with integrated energy plans. Whereas the focus of the long-term energy plan has been primarily on the electricity system, the integrated energy plan is intended to address all sources of energy. The amendments effected by the Affordable Energy Act, 2024 also allow the Minister, subject to the approval of the Lieutenant Governor in Council, to issue directives to the IESO and OEB setting out implementation requirements relating to the integrated energy plan. From October to December 2024, the Ministry of Energy and Mines (Ministry) (formerly the Ministry of Energy and Electrification) ran a consultation requesting feedback to assist the Province in developing its first plan.
The changes made by the Affordable Energy Act, 2024 to the OEBA, among other things, also provide the Province with the ability to make regulations specifying amendments to the Distribution System Code and the Transmission System Code in

11

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024 relation to certain cost allocation and cost recovery matters relating to the construction, expansion or reinforcement of distribution systems or transmission systems, or of connections to those systems. The changes made by the Affordable Energy Act, 2024 also allow regulations to be made exempting persons or things from provisions of the Distribution System Code and the Transmission System Code relating to cost allocation or cost recovery, as well as alternative provisions that apply instead.
On June 12, 2025, the Ontario government released its first IEP, Energy for Generations, which aims to leverage electricity, natural gas, hydrogen, storage and other energy sources to provide Ontario with affordable, secure, reliable and clean energy to power growth and jobs across the province. The IEP establishes a planning horizon out to 2050, including the acceleration of the development of transmission infrastructure and the modernization of the distribution grid. As part of the IEP, the government announced the advancement of several transmission projects, including the following:
•Barrie to Sudbury Transmission Line, a new single circuit 500 kV line between Essa Transformer Station (TS) and Hanmer TS, including any associated station facilities with a target in-service date of 2032, as well as early development work on a second 500 kV line;
•Orangeville to Barrie Reconductoring Project, which involves the reconductoring of Hydro One’s existing 230kV transmission lines between Orangeville TS (Orangeville) and Essa TS (Barrie), with a target in-service date of 2027;
•Bowmanville to Greater Toronto Area (GTA) Transmission Line, a new double-circuit 500 kV line from Bowmanville Switching Station (SS) to an existing 500 kV station in the GTA with a target in-service in the early 2030s;
•Windsor to Lakeshore Transmission Line, a 230 kV transmission line from Lauzon Transformer Station (Windsor) to Lakeshore Transformer Station (Lakeshore) with a target in-service date of 2032; and
•Greenstone Transmission Line, a new 230 kV transmission line between Longlac TS (Geraldton) to Nipigon Generation Station and connecting into the East-West Tie near Nipigon Bay, and associated station facilities, with a target in-service in 2032.
On June 16, 2025, the Ministry announced a series of proposals to take certain actions to facilitate the timely development of several transmission projects to further the objectives outlined in the IEP.
The Ministry is proposing, subject to required approvals, to declare the five transmission projects as priority projects. The second Barrie to Sudbury Transmission Line is not being proposed to be declared priority at this time.
The Ministry is also proposing to bring forward Orders in Council (to be recommended by the Minister of Energy and Mines (Minister)) and companion directive, that would, if approved, direct the OEB to amend Hydro One Networks’ transmitter licence to require it to undertake development work and seek all necessary approvals to construct the Barrie to Sudbury Transmission Line, the Bowmanville to GTA Transmission Line and the Greenstone Transmission Line, and to undertake development work on the second Barrie to Sudbury Transmission Line. The Minister had previously, on March 31, 2022, directed the OEB to amend Hydro One Networks’ licence to require it to develop and seek approvals for the Windsor to Lakeshore Transmission Line. The Orangeville to Barrie Reconductoring Project does not require designation because this project relates to existing Hydro One Networks transmission infrastructure. The consultation period for the proposals was announced on June 16, 2025, and closed on August 15, 2025
The IEP also addressed the need for additional transmission capacity in the Red Lake Area in Northwestern Ontario. In August 2025, the IESO released the Northwest Region Integrated Regional Resource Plan Addendum (Addendum). The Addendum recommends the urgent development of the Red Lake Transmission Line, a one double-circuit 230 kV transmission line that will run from Dryden TS to Ear Falls TS, and another double-circuit 230-kV transmission line that will run from Ear Falls TS to Red Lake SS, along with associated station facilities, to meet growing capacity needs after 2028. Hydro One will work with the IESO to identify the earliest achievable in-service date for the project. On October 29, 2025, the Ministry announced a proposal to bring forward an Order in Council (to be recommended by the Minister) to declare the project as priority and a companion directive, that would, if approved, direct the OEB to amend Hydro One Networks’ transmitter licence to require it to undertake development work and seek all necessary approvals to construct the project. The consultation period for the proposal will close on December 13, 2025.
On July 31, 2025, the IESO announced the launch of the Transmitter Selection Framework (TSF) Registry. Registration enables transmitters to participate in future competitive IESO transmission procurements. Hydro One Networks intends to submit an application to be included in the TSF Registry.
OTHER DEVELOPMENTS
EWT LP
On March 4, 2025, Hydro One Networks completed the acquisition of an approximate 48% interest in the EWT LP for approximately $261 million in cash, including closing adjustments. The partnership owns the East-West Tie Line, a 450-kilometre, 230-kV double-circuit transmission line spanning between Wawa and Thunder Bay, along the north shore of Lake Superior.

12

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
Northern Ontario Voltage Study
In December 2023, the IESO published its Northern Ontario Voltage Study Report (Bulk System Reactive Requirements in Northern Ontario) (the Study), which recommended installation of reactive compensation devices at several stations in Northern Ontario to address both current and future system conditions that are expected once new Northern transmission lines are in-service. This study includes projects being developed by Hydro One, including: the East-West Tie Station Expansion, the Waasigan Transmission Line Project, the Northeast Power Line (previously referred to as the Hanmer to Mississagi Line), and the North Shore Link (previously referred to as Mississagi to Third Line Line).
In March 2024, the Company received a letter from the IESO recommending Hydro One proceed with the implementation of the reactive devices, in line with the timelines identified by the IESO. The Company has reviewed and assessed the results of the Study and recommendation from the IESO and has incorporated them into the associated projects so as to meet the timelines identified by the IESO.
Supporting Critical Transmission Infrastructure in Southwestern Ontario
St. Clair Transmission Line Project
In March 2022, the Province issued an Order in Council with a directive from the Minister (formerly the Minister of Energy) to the OEB, requiring Hydro One Networks to develop and seek approvals for the St. Clair Transmission Line Project, a 230 kV line from Lambton Transmission Station to Chatham Switching Station. In response to the directive, the OEB amended Hydro One Networks’ transmission license in April 2022 to develop and seek approval for the St. Clair Transmission Line Project. On May 28, 2024, Hydro One Networks filed a leave-to-construct application seeking OEB approval of the project. The total project is expected to cost approximately $472 million, with $335 million attributable to transmission line work and $137 million attributable to station costs. On December 10, 2024, the OEB issued its Decision and Order granting leave to construct as requested in the application, with standard conditions of approval.
On September 9, 2025, Hydro One commenced the construction of the St. Clair Transmission Line Project, which is expected to be in service by 2028.
Supporting Critical Transmission Infrastructure in Northeastern and Eastern Ontario
On July 10, 2023, the Ministry (formerly the Ministry of Energy) announced a proposal to take certain actions to facilitate the timely development of three transmission projects across Northeastern and Eastern Ontario: North Shore Link, Northeast Power Line, and Durham Kawartha Power Line. On October 23, 2023, the Minister (formerly the Minister of Energy) directed the OEB to amend Hydro One Networks’ licence to require it to develop and seek approvals for these three priority transmission line projects. On November 14, 2023, further to the Minister’s Directive, the OEB amended Hydro One Networks’ electricity transmission licence to require it to develop and seek approvals for these projects in accordance with the recommendations of the IESO.
On August 1, 2024, the Ministry announced a proposal to declare the Wawa to Porcupine line as a priority project and designate Hydro One Networks, as the transmitter. These actions are intended to facilitate the timely development of a new 230 kV, 260 km transmission line in Northeastern Ontario from the Wawa Transformer Station (south of Wawa) to the Porcupine Transformer Station (Timmins area). Based on IESO forecasts, the government has identified a targeted in-service date of 2030; planned development work will inform the final construction schedule. The proposal was open for a 45 day consultation period ending September 15, 2024. On November 28, 2024, the Minister directed the OEB to amend Hydro One Networks’ transmission license to require it to develop and seek approvals for this project. On December 23, 2024, further to the Minister’s Directive, the OEB amended Hydro One Networks’ electricity transmission licence to allow it to develop and seek approvals for this Project in accordance with the recommendations of the IESO.
Collective Agreements
On May 4, 2025, Hydro One Inc. reached tentative renewal agreements with the PWU for both its main collective agreement and its Customer Service Operations (CSO) collective agreement which merges the two agreements into one. On June 2, 2025, the agreement was ratified by the PWU membership for a term from October 1, 2025, to March 31, 2028. Hydro One’s current collective agreement with the Society of United Professionals (Society) expired on September 30, 2025. Bargaining to renew the Society collective agreement began on June 17, 2025 and is ongoing.
The construction building trade unions have collective agreements with the Electrical Power Systems Construction Association (EPSCA). EPSCA is an employers’ association of which Hydro One is a member. All 20 of the EPSCA construction collective agreements, which bind Hydro One, expired on April 30, 2025. EPSCA negotiated five-year renewal agreements, covering the period from May 1, 2025 to April 30, 2030, for all 20 collective agreements.

13

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
Bill 2, Protect Ontario Through Free Trade Within Canada Act, and Bill 5, Protect Ontario by Unleashing our Economy Act
On April 16, 2025, the Ontario Government introduced Bill 2, Protect Ontario Through Free Trade Within Canada Act, 2025. The legislation enables the province to, among other things, enter into mutual recognition agreements with other provinces to remove internal trade barriers in the movement of goods, services, and labour.
On April 17, 2025, the Ontario Government introduced Bill 5, the Protect Ontario by Unleashing our Economy Act, which aims to streamline the permitting and authorization process for certain projects, including major infrastructure, including thorough proposed changes to the environmental permitting process in Ontario.
These Bills received Royal Assent on June 5, 2025. The Company is assessing the potential impacts of this legislation and associated regulations on Hydro One.
Sustainability Report
The Hydro One Limited 2024 Sustainability Report entitled “A Better and Brighter Future For All” is available on the Company’s website at www.hydroone.com/sustainability.
The 2024 Sustainability Report highlights the alignment of sustainability with Hydro One’s refreshed corporate strategy to enable the Company to continue to deliver for its customers and all Ontarians. The report discloses the Company’s performance across a range of environmental, social and governance measures from January 1, 2024 to December 31, 2024.
HYDRO ONE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors
Effective March 24, 2025, Timothy Hodgson, then Chair of the Board of Directors, commenced an unpaid leave of absence to pursue candidacy in the federal election. The board appointed Susan Wolburgh Jenah as Interim Chair on the same date.
On April 28, 2025, Mr. Hodgson formally resigned from the Board of Directors. Subsequently, the Board appointed Melissa Sonberg as Chair of the Board, with the appointment taking effect on June 4, 2025.
Director Cherie Brant did not stand for re-election at the Annual and Special Meeting of Shareholders on June 24, 2025.
Effective August 14, 2025, the Board of Directors appointed Michael W. Rencheck as a Director.
Executive Officers
Effective February 18, 2025, Gillian Whitebread joined Hydro One as Executive Vice President (EVP), Head of Human Resources. On the same day, Megan Telford’s title became EVP, Strategy and Energy Transition.
Effective July 21, 2025, Megan Telford was appointed as Chief Operating Officer, and Lisa Pearson was appointed as EVP, Corporate Affairs.
Effective August 25, 2025, David Lebeter commenced a temporary compassionate care leave. The Board selected Harry Taylor to become the Interim President and Chief Executive Officer. Harry Taylor continued to serve as EVP, Chief Financial and Regulatory Officer during the interim period. David Lebeter returned from leave on November 12, 2025.
NON-GAAP FINANCIAL MEASURES
Hydro One uses a number of non-GAAP financial measures to assess its performance. The Company presents FFO or “funds from operations” to reflect a measure of the Company’s cash flow, revenues, net of purchased power, to reflect the impact of revenue on net income, and net debt to reflect a measure of the Company’s financial leverage.
Hydro One also uses financial ratios that are non-GAAP ratios such as the net debt to capitalization ratio and annualized FFO to net debt ratio to reflect a measure of the Company’s financial leverage, and the earnings coverage ratio to reflect a measure of liquidity.

14

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
FFO
FFO is defined as net cash from operating activities, adjusted for changes in non-cash balances related to operations and distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to the common shareholder. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.
The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2025	2024	2025	2024
Net cash from operating activities	702	616	1,816	1,897
Changes in non-cash balances related to operations	(21)	26	171	(127)
Distributions to noncontrolling interest	(4)	(2)	(11)	(8)
FFO	677	640	1,976	1,762
Revenues, Net of Purchased Power
Revenues, net of purchased power, is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power, is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because they exclude the cost of power that is fully recovered through revenues and therefore net income neutral.
The following tables provide a reconciliation of reported GAAP revenues to non-GAAP revenues, net of purchased power, on a consolidated basis.

Quarter ended (millions of dollars)	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
Revenues	2,286	2,056	2,397	2,089	2,181	2,019	2,158	1,966
Less: Purchased power	1,080	899	1,220	1,060	1,047	940	1,096	990
Revenues, net of purchased power	1,206	1,157	1,177	1,029	1,134	1,079	1,062	976

Quarter ended (millions of dollars)	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
Distribution revenues	1,605	1,434	1,761	1,583	1,551	1,436	1,605	1,459
Less: Purchased power	1,080	899	1,220	1,060	1,047	940	1,096	990
Distribution revenues, net of purchased power	525	535	541	523	504	496	509	469
Net Debt
The Company uses net debt as an alternative measure of outstanding debt. Management considers net debt as an important measure in assessing the financial leverage of the Company. Net debt is used by management to assess the Company’s overall debt position and financial leverage.
The following table provides a reconciliation of net debt as reported in the Company’s Consolidated Financial Statements.

As at (millions of dollars)	Sep 30, 2025	Dec 31, 2024
Short-term notes payable	933	200
Less: cash and cash equivalents	(382)	(690)
Long-term debt (current portion)	1,325	1,150
Long-term debt (long-term portion)	16,075	15,905
Net Debt	17,951	16,565
Net Debt to Capitalization Ratio
The Company believes that the net debt to capitalization ratio is an important non-GAAP ratio as a measure of the Company’s financial leverage. Net debt to capitalization ratio has been calculated as net debt, as described above, divided by net debt plus total shareholders’ equity, but excluding any amounts related to noncontrolling interest. Management believes that the net debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

As at (millions of dollars)	Sep 30, 2025	Dec 31, 2024
Net debt (A)	17,951	16,565

Shareholder’s equity (excluding noncontrolling interest)	12,922	12,393
Net debt plus shareholder’s equity (B)	30,873	28,958

Net Debt-to-capitalization ratio (A/B)	58.1%	57.2%

15

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
Annualized FFO to Net Debt
Management believes that the annualized FFO to net debt ratio is helpful as a measure of the Company’s financial leverage. Annualized FFO to net debt ratio has been calculated as FFO (see section “Non-GAAP Financial Measures - FFO”) on a rolling twelve-month period divided by net debt at the period end date (see section “Non-GAAP Financial Measures – Net Debt”). Management believes the annualized FFO to net debt ratio is helpful as a measure of the company’s ability to pay off its debt using the Company’s net operating income.
The following table provides a reconciliation of reported GAAP results to non-GAAP results on a consolidated basis.

Twelve months and period ended (millions of dollars)	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
Annualized FFO (A)	2,494	2,457	2,354	2,280	2,234	2,216	2,249	2,141
Net Debt (B)	17,951	17,628	17,207	16,565	16,286	15,894	15,690	15,282

Annualized FFO to Net Debt (A/B)	13.9%	13.9%	13.7%	13.8%	13.7%	13.9%	14.3%	14.0%
Earnings Coverage Ratio
Earnings coverage ratio is defined as earnings before income taxes and financing charges attributable to the shareholder, divided by the sum of financing charges and capitalized interest, and is calculated on a rolling twelve-month basis. The Company believes that the earnings coverage ratio is an important non-GAAP measure in the management of its liquidity.

Quarter ended (millions of dollars)	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
Net income attributable to the common shareholder	424	334	362	207	374	296	297	181
Income tax expense	61	64	69	19	59	57	53	13
Financing charges	171	165	162	161	154	155	147	145
Earnings before income taxes and financing charges attributable to the common shareholder	656	563	593	387	587	508	497	339

Twelve months ended (millions of dollars)	Sep 30, 2025	Dec 31, 2024
Earnings before income taxes and financing charges attributable to the common shareholder (A)	2,199	1,979

Quarter ended (millions of dollars)	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
Financing charges	171	165	162	161	154	155	147	145
Capitalized interest	29	27	24	24	24	22	19	18
Financing charges and capitalized interest	200	192	186	185	178	177	166	163

Twelve months ended (millions of dollars)	Sep 30, 2025	Dec 31, 2024
Financing charges and capitalized interest (B)	763	706

Earnings coverage ratio = A/B	2.9	2.8

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.1% ownership as at September 30, 2025. The Ministry of Infrastructure (MOI) is a related party to Hydro One because it is controlled by the Province. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB and Acronym Solutions Inc. (Acronym) are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy and Mines or by Hydro One Limited. Hydro One also has transactions in the normal course of business with various government ministries and organizations in Ontario that fall under the purview of the Province. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2025 and 2024:

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2025	2024	2025	2024
MOI	Broadband subsidy[1]	9	—	28	—
IESO	Power purchased	638	616	2,012	1,917
	Revenues for transmission services	671	625	1,905	1,754
	Amounts related to electricity rebates	244	301	752	908
	Distribution revenues related to rural rate protection	64	64	191	190
	Distribution revenues related to Wataynikaneyap Power LP	34	29	100	89
	Distribution revenues related to supply of electricity to remote northern communities	12	12	37	36
	Funding received related to Conservation and Demand Management programs	—	—	—	1
OPG	Power purchased	4	3	18	14
	Transmission revenues related to provision of services and supply of electricity	—	—	1	1
	Distribution revenues related to provision of services and supply of electricity	2	1	6	4
	Capital contribution received from OPG	1	1	17	2
	Costs related to the purchase of services	1	1	2	1
OEFC	Power purchased from power contracts administered by the OEFC	1	—	2	1
OEB	OEB fees	4	3	10	9
Hydro One Limited	Dividends paid	199	203	593	566
	Cost recovery for services provided	2	2	8	8
	Stock-based compensation costs	2	2	5	5
Acronym	Services received – costs incurred	7	6	21	22
	Revenues for services provided	—	1	1	2
1 See section “Building Broadband Faster Act, 2021”.
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Enterprise Risk Management program assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
A discussion of the material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities can be found under the heading “Risk Management and Risk Factors” in the 2024 MD&A.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2025 that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Accounting Guidance To Be Adopted in 2025

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2024-02	March 2024	The amendments contain modifications to the codification that remove various concept statements which may be extraneous and not required to understand or apply the guidance or references used in prior statements to provide guidance in certain topical areas.	Fiscal years beginning after December 15, 2024.	No impact upon adoption
ASU 2023-09	December 2023	The amendments address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information.	Annual periods beginning after December 15, 2024.	The adoption of the standard is not expected to have a material impact on the disclosures contained in the Company’s annual and interim consolidated financial statements
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-06	October 2023	The amendments represent changes to clarify or improve disclosure or presentation requirements of a variety of subtopics in the FASB Codification. Many of the amendments allow users to more easily compare entities subject to the U.S. Securities and Exchange’s (SEC) existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.

		Applicable to all entities, if by June 30, 2027 the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	Two years subsequent to the date on which the SEC’s removal of that related disclosure becomes effective.	Under assessment
ASU 2024-03	November 2024	The amendments require public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods, which are not generally presented in the current financial statements.	Annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027.	Under assessment
ASU 2025-03	May 2025	The amendments require entities to apply the guidance for identifying the accounting acquirer in transactions where a business that qualifies as a Variable Interest Entity is acquired through the exchange of equity interests.	Annual and interim periods beginning after December 15, 2026.	Under assessment
ASU 2025-05	July 2025	The amendments allow all entities to use a practical expedient when estimating expected credit losses for current accounts receivable and contract assets under Topic 606, by assuming that current conditions as of the balance sheet date remain unchanged over the asset’s life. Additionally, entities other than public business entities that elect this expedient may adopt an accounting policy to consider post–balance sheet date collection activity in their credit loss estimates.	Annual and interim periods beginning after December 15, 2025.	Under assessment
ASU 2025-06	September 2025	The amendments modernize accounting for internal-use software by removing outdated development stage references and introducing a capitalization threshold based on management authorization and project completion probability.	Annual periods beginning after December 15, 2027.	Under assessment

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Forward-looking information in this document is based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate and revenue requirement applications including the JRAP and its proposed investment plan, resulting and related decisions as well as resulting rates, recovery and expected impacts and timing; expectations about the Company’s liquidity and capital resources and operational requirements; sustainability goals; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected approvals, results, costs, funding sources and in-service and completion dates; expectations regarding the Company’s Z-Factor application and impacts of its outcome; contractual obligations and other commercial commitments; the BBFA, as well as related regulations, and expected impacts; expectations regarding the Ministry of Infrastructure’s subsidies program to ISPs and its results; the Company’s assessment of recovery and impacts related to the OEB-established generic variance and deferral accounts; expected impacts and results of the OEB’s new cost of capital parameters; future pension plan contributions, including estimates of total Company pension contributions; the expected results of the Province’s first integrated energy plan; collective agreements and bargaining; Protect Ontario by Unleashing our Economy Act and expected impacts; the Company’s expectations regarding submitting an application to be included in the TSF Registry; non-GAAP financial measures; internal controls over financial reporting and disclosure; the MTN Program; HOI U.S. Debt Shelf Prospectus; and accounting-related guidance and expected impacts. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will,” “would,” “believe,” “seek,” “estimate,” “goal,” “aim,” “target,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. GAAP; a stable regulatory environment; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs;
•risks associated with the Province’s share ownership of Hydro One Limited and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on Reserve lands, that the Company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•risks associated with information system security and maintaining complex information technology and operational technology (OT) system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate information technology and OT systems;

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2025 and 2024
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures, the risk of a downgrade in the Company’s credit ratings or risks associated with investor interest in ESG performance and reporting;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions relating to Hydro One and the electricity industry;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•risks relating to an outbreak of infectious disease;
•the inability to continue to prepare financial statements using U.S. GAAP; and
•the risk related to the impact of any new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in this MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR+ at www.sedarplus.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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